FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Tabas Lee Evan	2. Issuer Name and Ticker or Trading Symbol Royal Bancshares of Pennsylvania, Inc. "RBPAA"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 1 Dove Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 17, 2002
(Street) Haverford, PA 19041		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A common stock	12-16-02		S		500	D	20.25	308,198(1)	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) At 12/17/02 the amount of securities beneficially owned were: Lee Evan Tabas individually and with spouse: "A" 308,198 shares "B" 0 shares. Family affiliation including shares held under the Pennsylvania Uniform Transfers to Minors Act for Lee Tabas 'children as well as shares held individually by Lee Tabas' spouse: "A" 40,200 shares "B" 56,457 shares. Lee Tabas disclaims beneficial interest in shares held in trust for him by Daniel M. Tabas and Evelyn Tabas. Lee Tabas disclaims beneficial interest in shares held in trust or custodial accounts for his children by Lee Tabas' parents, Daniel M. Tabas and Evelyn Tabas.

By: /s/ Richard S. Hannye, Secretary, Royal Bancshares of Pennsylvania, Inc. as Power of Attorney for Lee E. Tabas **Signature of Reporting Person	12-17-02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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                  Royal Bancshares of Pennsylvania, Inc.
                              Power of Attorney

    The undersigned hereby constitutes and appoints each of James J. McSwiggan and Richard S.
Hannye, signing singly, the undersigned's true and lawful attorney-in-fact to:

    (1)    execute for and on behalf of the undersigned in the undersigned's capacity as a Director and/or Officer of Royal Bancshares of Pennsylvania, Inc.'s (the "Company"), Form 4 and 5 in
accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

    (2)    do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 4 or 5 and timely file such Form with the
United States Securities and Exchange Commission and any stock exchange or similar authority; and

    (3)    take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do an perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned (i) acknowledges and the foregoing attorneys-in-fact, in serving in such a capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 and (ii) hereby releases and agrees to hild such attorneys-in-fact harmless from any liability resulting from use of this Power of
Attorney except in the case of gross negligence or willful misconduct.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 21 day of August, 2002.

Signed:  Lee Tabas

Print Name:  Lee Tabas